Contact

www.linkedin.com/in/hazemdawani (LinkedIn)

www.predata.com (Company)

Top Skills

Trading Systems

Electronic Trading

Options

Hazem Dawani

CEO & Co-founder at GigaStar

Chicago, Illinois, United States

Summary

Hazem is a passionate entrepreneur and CEO. Prior to co-founding GigaStar, served as CEO for Predata, responsible for setting go-to-market strategy and managing all aspects of the business. Seeing through a successful exit in July 2022. Prior to joining Predata in February 2018, Hazem co-founded OptionsCity Software and served as its CEO. Over the course of 10 years, the company grew to become a global leader in electronic trading solutions with offices in Chicago, NY, and London. Hazem led the business along the various growth stages, and oversaw the products' vision and the company's business development and marketing efforts until its acquisition by Vela Trading Systems in June 2017.

Hazem holds a B.S. in computer engineering from the Illinois Institute of Technology where he was a scholar in the Leadership Academy. In 2013 was recognized for the IIT Outstanding Young Alumnus Award, and joined the Board of Trustees in 2022. In 2012, Hazem was named in the Crain's Chicago Business "40 under 40" list. Hazem was also featured alongside a number of financial industry leaders in The 2015 Trading Technology 40.

Experience

GigaStar

CEO & Co-founder

April 2022 - Present (4 years 1 month)

Greater Chicago Area

GigaStar is fueling human creativity with a blockchain-based platform that allows Creators to securitize a portion of their YouTube Channel revenue and share it with investors. GigaStar is building a world where Creators and investors partner in the success of great content.

Predata

Chief Executive Officer

February 2018 - March 2022 (4 years 2 months)

Greater New York City Area

FiscalNote acquired Predata in July of 2021. Predata builds models of human behavior using alternative data and machine learning techniques to quantify online attention and identify geopolitical risks.

OptionsCity Software, Inc.
CEO & Co-founder
October 2006 - January 2018 (11 years 4 months)
Greater Chicago Area

Vela Trading Systems acquired OptionsCity in July of 2017. Co-founded and led OptionsCity to become a global provider of electronic trading solutions with offices in Chicago, NY, and London. Oversaw the expansion of all aspects of the business, focusing on the products' vision and the company's business development and marketing efforts.

Chicago Trading Company
Director, Engineering
September 2003 - September 2006 (3 years 1 month)

Education

Illinois Institute of Technology
Bachelor of Science - BS, Computer Engineering